
June 14, 2010

Mr. Edward Mooney
President and Chief Executive Officer
Freedom Resources Enterprises, Inc.
4265 San Felipe Street, Suite 1100
Houston, TX 77027

> **Re: Freedom Resources Enterprises, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 10, 2010**
> **File No. 0-32735**

Dear Mr. Mooney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed June 10, 2010

1.   We note that the date of your report is May 28, 2010 and the date of dismissal of Pritchett, Siler & Hardy, PC and engagement of Burr Pilger Mayer, Inc. was June 8, 2010. As such, please revise the third paragraph to disclose that there were no disagreements or reportable events during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of Pritchett, Siler & Hardy, PC. In addition, please revise the fifth paragraph to disclose that there were no consultations with Burr Pilger Mayer, Inc. regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K during the two most recent years and any subsequent interim period prior to engaging the firm. Please refer to paragraphs (a)(1)(iv) and (v) and (a)(2) of Item 304 of Regulation S-K.

2.   Please file an updated letter from Pritchett, Siler & Hardy, PC as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief